SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                         The Hain Celestial Group, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   405217100
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 7, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on May 13, 2010, and as amended by the Amendment Number One to the Schedule 13D filed on May 24, 2010 by the Reporting Persons (together, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares") issued by The Hain Celestial Group, Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule  13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     After conversations between representatives of the Reporting Persons and of the Issuer, the Issuer and Reporting Persons entered into an agreement dated July 7, 2010, a copy of which is attached hereto as Exhibit I and incorporated herein by reference. The Issuer announced on July 7, 2010 that it appointed to its board of directors Brett Icahn and David Schechter and further agreed to include Brett Icahn and David Schechter on management's slate of nominees for director at the 2010 Annual Meeting. The Reporting Persons agreed, among other things, that they would vote their Shares at that meeting for management's slate that would include up to eight additional persons being nominated by the Issuer, and would not otherwise solicit proxies in connection with the 2010 Annual Meeting.

     In connection with the agreement, Carl Icahn stated that: "Hain has a strong portfolio of brands that position it well for a continuing secular shift towards organic and all natural foods and consumer packaged goods. We look forward to working with the current board and management toward enhancing stockholder value."

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise. The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by the addition of the following:

     On July 7, 2010, the Reporting Persons and the Issuer entered into an agreement (a copy of which is attached hereto as Exhibit I and incorporated herein by reference) relating to the appointment and nomination of directors at the Issuer's 2010 Annual Meeting. See Item 4 for further detail.

Item 7. Material to be Filed as Exhibits

     1 Agreement between the Reporting Persons and the Issuer dated as of July 7, 2010.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July  7,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Keith A. Meister
     --------------------
     Name:  Keith A. Meister
     Title:  Principal Executive Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






               [Signature Page of Schedule 13D Amendment No. 2 -
                         The Hain Celestial Group, Inc.
        Re: Appointment of Brett Icahn and David Schechter as Directors]